82-3759

Theralase™ Technologies Inc.

SUITE 1240 • 70 YORK STREET • TORONTO
Telephone (416) 368-4440 •
e-m



05007965

National Instrument 51-102; Continuous Disclosure Regulation

Management's Discussion and Analysis of Financial Condition and Operations

For the Fiscal Year Ending 31 December 2004

General

SUPPL

The following Management's Discussion and Analysis ("MD&A") of Theralase Technologies Inc. (the "Company") should be read in conjunction with the accompanying audited Consolidated Financial Statements of the Company, and the Notes thereto, for the fiscal year ending 31 December 2004, and is compared to the comparable period ending 31 December 2003. Copies of all publicly disseminated corporate financial documents and press releases are available on the regulatory filings website -- www.SEDAR.com. The Company's North American share trading symbols are -- TSXV/NEX:TLT.H -- OTC BB: TLTFF. This MD&A has been prepared as at 25 April 2005.

Forward-Looking Statements

Certain statements contained or incorporated in this MD&A of the Company's financial condition and operating results, including information, analyses and projections as to future corporate developments currently in the planning stage, and on the projected operating performance of the Company, constitute forward-looking statements. Such forward-looking statements, with special reference to the complex ongoing healthcare and medical device research and development efforts, which include clinical trials testing new medical technology and applications, involve known and unknown risks and uncertainties that could cause actual events, or the trial test results, to differ materially from those estimated or anticipated events or results that may be implied or expressed in such forward-looking statements. No conclusions as to the successful outcome of the ongoing and planned research and development projects in which the Company is involved are intended or implied nor can they be foreseen or predicted.

Company Profile and Significant Events

The Company is engaged in the design, development, manufacture and sale of innovative, proprietary, higher-powered, super-pulsed, therapeutic medical laser equipment for diverse applications in the expanding field of photo-dynamic laser therapy ("PDT"). The Company's technology platform is focused on market-oriented applications in a broad range of healthcare sectors -- firstly, for non-invasive pain management, control and therapy applied to treat musculo-skeletal arthritic and rheumatoidal disorders -- secondly, to bio-stimulate and accelerate wound care and healing, including bone regeneration for fracture healing and for osteoporosis conditions -- and thirdly, employing the Company's highly innovative, proprietary, controlled PDT laser equipment to attack and destroy cancerous growths that are targetted with injected special proprietary mixed-metal complexes. Further background on the established Theralase business operations in the long established

healthcare sector dedicated to non-invasive pain management and therapy can be obtained on the corporate website -- **www.theralase.com.**

The Company's proprietary medical lasers direct photon or light energy into the human and animal musculo-skeletal structure to bio-stimulate and accelerate the normal healing process for a wide range of pain control and relief applications -- and in wound healing (as for "bed sores") and for bone stimulation and regeneration (for osteoporosis conditions) activity. The Theralase system is also currently employed in animal veterinary practices to relieve temporary and chronic animal pain conditions -- and for a widespread range of human and animal dental procedures.

In December 2002, the Company completed extended clinical trials in connection with the filing for the U.S. Food and Drug Administration ("FDA") approval required for unrestricted access to U.S. markets. The filing and approval process is nearing its indicated successful conclusion following the Company's provision of additional extensive clarification and explanatory documentation to the FDA since the original filing date.

In July 2002, The Company was granted U.S. Patent No. 6,413,267 covering the proprietary design of therapeutic laser devices which record, monitor and control higher-powered, deep penetration, healthcare therapy. In May 2004, the European Patent Office ("EPO") accepted the concurrent Company application for patent registration in the European Union ("EU") and granted the EPO Patent No. 1075854 on November 10, 2004. The Company intends to validate the EPO patent in a selected list of major EU national economies, starting with Germany, France, the U.K., Italy and Spain. This decision will be based on the national registration fees (which include translation costs) and on the ongoing maintenance costs of the annual national annuity charges.

As of July 1, 2004, the Company's U.S. subsidiary -- **Theralase Biotech Inc.** -- entered into a long term License Agreement with Virginia Tech of Blacksburg, Virginia, combining the Company's patented bio-feedback laser capability with the proprietary Virginia Tech technology employing photo-sensitive mixed-metal complexes as agents targeting anomalous cancerous growth tumours; the injected, embedded mixed-metal agents are then activated by the Theralase unit's PDT energy to attack the anomalous growths.

The Company has expanded its production capability and quality standards (improving its ISO 9001 rating with an award of the coveted ISO 13485 rating -- the highest quality medical device standard) to meet the recently upgraded regulatory standards for medical device manufacturing. Sales and distribution capabilities, in anticipation of an FDA marketing approval, has been expanded with the engagement of a senior Sales Manager with special experience in the medical laser device sector.

Among the Company's expanding inventory of intellectual property is the effective trademark -- "**Healing at the Speed of Light**" -- which is under pending registration in Canada, the United States and Europe.

Overview of Financial Performance

During the period under review, dramatic changes occurred in the Company's financial condition and operating results reflecting primarily the improved

performance of the ongoing Theralase therapeutic laser unit production and marketing operations and the completion of a $595,000 private placement financing. As described herein, the Company reached the significant milestone of reporting its initial annual corporate profitability for the 2004 fiscal year. Research and development planning for the broad scale expansion of the Company's product line is a corporate priority (see "Outlook" below).

Results of Operations

For the 2004 fiscal year under review, gross revenues exceeded $657,000 compared to effectively nil the earlier year when the prior business of the Company remained on a care-and-maintenance status. Cost of sales for the period aggregated $177,000, resulting in net revenue, before expenses, of $480,000; effecting an operating margin of 73%. Operating expenses for the period were $407,000. After taking into account amortization charges, $6,000 of earned interest, and a minor writedown, the Company reported a net profit for the year of $59,343 (effectively nil per share) -- the first in its history, and an impressive corporate milestone. Prior year comparisons are not considered meaningful because the Theralase Inc. acquisition transaction was not completed until the close of business 30 November 2003.

Assets (other than Cash and Equivalents)

The Company holds valuable intellectual property rights and assets that are essential for its business operations, including patents and trademarks, research and development costs, and a sizeable investment in the clinical trials and administrative costs of the regulatory filing with the FDA. The undepreciated project costs attributable to the FDA filing, which included the clinical trials and substantial corporate and management expenses, aggregated in excess of $800,000.The audited current book value of the Company's aggregate intellectual property assets totals $357,566, far below its replacement cost. Comparisons with the previous year are not meaningful because the acquisition transaction with Theralase Inc. did not close until 30 November 2003.

Cash Flow Statement

The Company's cash flow (EBITDA equivalent) for the year under review totaled $77,693. Except for the cash position at the end of the period under review of $400,000, which reflected a private placement financing during the period, all comparisons with the current asset positions at the end of the previous year are not meaningful since the Theralase Inc. acquisition transaction did not close until 30 November 2003.

Liquidity and Capital Resources

At the end of the period under review, current assets aggregated $800,000, which reflected, in part, the net proceeds of $595,000 deriving from a private placement financing completed during the year. Current liabilities at the end of the current period aggregated $161,000, resulting in a firm current ratio (current assets vs. current liabilities) of about 5.

Share Capital Analysis

As at the date of this MD&A, the share capital of the Company consisted exclusively of 27,922,271 common shares, compared with 25,822,271 at the prior year-end, the difference reflecting the share issuance following the private placement financing. There are currently no dilutive securities outstanding or committed for issue,

including, without limitation, senior or convertible securities nor share purchase warrants or options on the Company's share capital -- except for the Company's undertaking to issue 5,164,454 common shares to the former Theralase Inc. shareholders based on the financial performance of Theralase Inc. for the year following the 30 November 2003 closing date of the acquisition transaction, as more particularly described in Note 2 to the audited Consolidated Financial Statements for the year under review.

Pursuant to the Theralase Inc. acquisition agreement ("Agreement") dated as of 8 April 2003, as referred to in Note 2 to the audited Consolidated Financial Statements for the year ended 31 December 2004, the audited financial performance of Theralase Inc. for the year ending 30 November 2004 reported an EBITDA (Earnings; before interest, taxes, depreciation and amortization) of $157,046, thereby exceeding the minimum EBITDA provision of $150,000, which entitled the former shareholders of Theralase Inc. to receive an additional 5,164,454 Company shares. In accordance with the Agreement, the additional Company shares are in the process of issue and distribution, on a *pro rata* basis within the established escrow, to the former Theralase Inc. shareholders.

Quarterly Information

Due to the new direction of the Company's ongoing business operations since the 30 November 2003 closing of the Theralase transaction, comparisons between the Company's current period under review, and the 8 prior quarterly periods, are not considered meaningful.

Segmented Information

The statements and projections herein are to be understood as being limited to one reportable operating segment which, for the purposes of this MD&A, is limited to the manufacturing and sales of the Company's therapeutic medical laser equipment, largely in the North American market, without their differentiation as to geographic areas or locations. While exploratory manufacturing and marketing investigations are being pursued in the European and Pacific Rim markets, no firm arrangements have been concluded to date. Management is currently engaged in programs to introduce the Company's product line and technology into several international markets, and for special applications, including acupuncture practitioners in the Pacific Rim and North America, as an adjunct therapy to be offered to their current patient practices.

Selected Financial Information and Accounting Policies

The audited Consolidated Financial Statements for the fiscal year ending 31 December 2004, and all other Financial Statements referred to herein, have been prepared in accordance with Canadian generally accepted accounting principles (CGAAP), consistently applied, and all amounts and currencies reported therein and in this MD&A are in Canadian dollars, unless otherwise noted. The ongoing accounting policies are more particularly described in the Notes to the audited Consolidated Financial Statements for the year ending 31 December 2004. Please refer to the Company's historic annual and quarterly financial filings on the website maintained by the regulatory authorities www.SEDAR.com.

Use of Financial Instruments

The Company has not entered into any conventional or other financial instruments designed to minimize its investment risk, currency risk or commodity risk. No off-

balance sheet arrangements have been established nor are there any pending proposals to this effect.

Transactions with Related Parties

The Company's related party transactions deal primarily with payments of routine professional fees for essential corporate services rendered by the Company's Secretary-Treasurer. The Company's President received no remuneration from the Company for the year 2003 and for the 2004 fiscal year under review. These fees are paid on an annual basis and are more particularly described in the Notes to the audited Consolidated Financial Statements for the year ending 31 December 2004.

The Company paid to two Directors the amount of $68,392 in fees and salaries for services provided to its subsidiary, Theralase Inc. The Company also pays remuneration to Directors based on payments of $250 for each Director's Meeting attended in person or by way of telephone conference call, plus out-of-pocket expenses incurred in connection with attendance at such Meetings, or otherwise in furtherance of their duties as Directors. No Director or corporate officer is currently indebted to the Company nor have they been indebted to the Company during 2004, and during the year 2005 to date.

Regulatory, Environmental and Other Risk Factors

The Company is not directly engaged in business or other operations which may make it subject to various laws and regulations pertaining to environmental and health and safety matters nor to political risks which are outside the Company's control. When the Company becomes directly engaged in such business operations, it is committed to programs of environmental protection on all of its operating sites in accordance with the governing national and international standards. Its current business operations are managed by personnel that the Company considers professional and competent to fully comply with the relevant regulatory and environmental regulations.

Outlook

Management considers that our future corporate growth will be advanced by the development of Theralase technology platforms which foster innovative healthcare applications employing the proprietary Theralase technology. Photo-dynamic therapy (PDT) is planned as the technology platform that could launch the Company into an extended era of sustained growth in several essential, diverse and expanding healthcare sectors -- firstly, in pain management, therapy and control -- secondly, in wound healing and bone regeneration, including osteoporosis treatment -- and thirdly, for activating, with PDT energy, injected proprietary mixed-metal agents capable of attacking cancer tumours; small animal clinical trials employing the Company's cancer therapy approach are now in the advanced planning stage.

Specially designed Theralase equipment units for newly-established healthcare practitioners -- designated as our "Starter Professional" model -- will retain the therapeutic capabilities of the established commercial "Professional" units -- but which will require the dedication of additional patient treatment time by the practitioner. The "price point" cost of this unit model is presently estimated to be about 50-65% of the established "Professional" model price.

Volume unit sales and distribution are planned for the "Consumer" model, currently under active development and designed to be priced for the retail mass market. The working schematic electronic design for this product line has already been developed.

The unit's therapeutic utility will match that of the "Professional" model -- but considerably more patient time-use will be required for home self-treatments. The unit will be designed to ensure foolproof safety and efficacy of operation. The indicated initial retail price target is estimated at about $750 per unit, subject to reductions as the market expands.

Now in the final prototype development stage, the Theralase proprietary, patented therapeutic laser device, designated as the "Bio-feedback System," is designed to provide advanced measurement of the subsurface depth and energy of laser light input, including the monitoring and more precise control of the laser energy input. This unit will accurately measure the sub-dermal penetration of the laser beam. The device can also be employed as a sensing system to locate and act on the precise location of the body pain centers or other anomalous growths -- including cancer tumours -- and to indicate the depth of the trauma or damage to the body tissue, cartilage, joints or bone structure. Dramatically, these units may also be employed as a diagnostic tool by providing depth measurements within the body mass which may more accurately locate anomalous tumours and other abnormalities --and which applications may also facilitate surgical laser procedures.

On Behalf of the Board:
per: S. Donald Moore; President
27 April 2005

THERALASE TECHNOLOGIES INC.

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004

R. W. GIC
Chartered Accountant

R.W.Gic B.Math. (Hon), C.A.

CHARTERED ACCOUNTANT

AUDITOR'S REPORT

To the Shareholders of
Theralase Technologies Inc.

I have audited the consolidated balance sheet of Theralase Technologies Inc. as at December 31, 2004 and the consolidated statements of operations and deficit and of cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with Canadian generally accepted auditing standards. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In my opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.



Chartered Accountant

Toronto, Ontario
April 7, 2005

2 Jane Street, Suite 503, Toronto, Ontario M6S 4W3 Tel: (416) 762-8113 Fax: (416) 762-8494

THERALASE TECHNOLOGIES INC.

TABLE OF CONTENTS

DECEMBER 31, 2004

THERALASE TECHNOLOGIES INC.

CONSOLIDATED BALANCE SHEET

DECEMBER 31, 2004

	2004	2003
	$	$
ASSETS		
CURRENT		
Cash	38,528	58,840
Marketable securities, at cost (market value – $399,012)	399,012	-
Accounts receivable	192,339	74,657
Investment tax credit receivable	22,859	-
Inventory	118,341	95,587
Prepaids	29,266	10,637
	800,345	239,721
MINERAL PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES (Note 4)	1,000	1,000
OTHER (Note 3)		
Capital assets (Note 5)	56,163	43,830
Patents and trademarks	113,137	71,962
Research and development	2,750	2,750
FDA clinical study	241,679	255,692
	413,729	374,234
	1,215,074	614,955
LIABILITIES		
CURRENT		
Bank indebtedness (Note 6)	78,236	125,000
Accounts payable (Note 7)	82,452	65,451
	160,688	190,451
SHAREHOLDER ADVANCES	835	25,296
	161,523	215,747
SHAREHOLDERS' EQUITY		
SHARE CAPITAL (Note 8)	4,001,313	3,406,313
CONTRIBUTED SURPLUS	1,806,760	1,806,760
DEFICIT	(4,754,522)	(4,813,865)
	1,053,551	399,208
	1,215,074	614,955

APPROVED BY THE BOARD

SIGNED:

"S. Donald Moore" ______________________ Director

SIGNED:

"John A. Murphy" ______________________ Director

THERALASE TECHNOLOGIES INC.

CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT

FOR THE YEAR ENDED DECEMBER 31, 2004

	2004	2003
	$	$
REVENUE		
Sales	657,352	30,552
Cost of sales	176,959	15,606
	480,393	14,946
EXPENSES		
Administrative	398,732	62,877
Interest	8,442	882
Amortization	18,350	1,417
Foreign exchange	28	(95)
	425,552	65,081
INCOME (LOSS) BEFORE UNDERNOTED ITEMS	54,841	(50,135)
WRITE-DOWN OF MINERAL PROPERTIES (Note 4)	(1,566)	(1,507)
INTEREST EARNED	6,068	1,990
INCOME (LOSS) BEFORE INCOME TAXES	59,343	(49,652)
INCOME TAXES	-	-
NET INCOME (LOSS) FOR THE YEAR	59,343	(49,652)
DEFICIT, BEGINNING OF YEAR	(4,813,865)	(4,764,213)
DEFICIT, END OF YEAR	(4,754,522)	(4,813,865)
BASIC INCOME (LOSS) PER SHARE	0.0022	(0.0024)

THERALASE TECHNOLOGIES INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2004

	2004	2003
	$	$
NET (OUTFLOW) INFLOW OF CASH RELATED TO THE FOLLOWING ACTIVITIES		
OPERATING		
Net income (loss) for the year	59,343	(49,652)
Items not affecting cash		
Amortization	18,350	1,417
	77,693	(48,235)
Changes in non-cash operating working capital items		
Accounts receivable	(117,682)	(74,657)
Investment tax credit	(22,859)	-
Inventory	(22,754)	(95,587)
Prepaids	(18,629)	(10,637)
Accounts payable	17,001	54,730
	(87,230)	(174,386)
FINANCING		
Issuance of share capital	595,000	361,512
Bank Loan	(46,764)	125,000
Shareholder advances	(24,461)	25,296
	523,775	511,808
INVESTING		
Marketable securities	(399,012)	-
Capital assets	(25,565)	(44,914)
Purchase of intangibles	(32,280)	(330,737)
	(456,857)	(375,651)
DECREASE IN CASH	(20,312)	(38,229)
CASH, BEGINNING OF YEAR	58,840	97,069
CASH, END OF YEAR	38,528	58,840

THERALASE TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2004

1. INCORPORATION

Theralase Technologies Inc. (the "Company") was incorporated as InterStar Mining Group Inc. under the Canada Business Corporation Act on August 22, 1989. By Certificate of Amendment dated October 28, 2003 the Company changed its name to InterStar Group Inc. and by the Certificate of Amendment dated September 22, 2004 the Company changed its name to Theralase Technologies Inc.

2. NATURE OF OPERATIONS

a) The recoverability of amounts shown for mineral properties and related deferred exploration and developments costs, represented by the Company's interests in mineral properties at the Tambao project in Burkina Faso, West Africa is dependent upon the existence of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development and future profitable production or proceeds from the disposition thereof.

b) ACQUISITION OF THERALASE INC. ("THERALASE")

Pursuant to an Agreement dated as of April 8, 2003 ("Agreement"), the Company acquired 100% of the issued capital stock of Theralase Inc., following the conversion into common share equity of all of Theralase senior and convertible securities, and all debt and related liabilities of any kind held by Theralase shareholders and related parties, in consideration for the issuance by the Company, on a pro rata basis, to Theralase, of 5,164,454 escrowed common shares of the Company. The acquisition transaction closed as of November 30, 2003 and the Company's shares were issued into escrow as of April 6, 2004.

Pursuant to the said Agreement, the shares of the Company issued to Theralase will remain in escrow for one (1) year following the receipt by the Company of the acceptance ("Acceptance Date") by the U. S. Food and Drug Administration ("FDA") of the Theralase filing covering marketing approval for its therapeutic medical laser device. The FDA acceptance has not yet been received and the escrow holding terms have not yet commenced. The terms of distribution out of the escrow are further described below.

Subject to the financial performance of Theralase as provided in the said Agreement, the Company has agreed to issue to the Theralase shareholders, in the said escrow, an aggregate of a further 5,164,454 shares of the Company; 2,582,227 additional Company shares, in escrow, if the reported EBITDA (earnings; before interest, taxation, depreciation and amortization) of Theralase exceeds Eight-five thousand ($85,000.00) dollars for the year ending November 30, 2004, or 5,164,454 additional Company shares, in the said escrow, if the reported EBITDA exceeds One hundred and fifty thousand ($150,000.00) dollars for the year ending November 30, 2004.

In accordance with the financial results of Theralase for the year ending November 30, 2004, the reported EBITDA exceeded One hundred and fifty thousand ($150,000.00) dollars for the said fiscal year and 5,164,454 additional Company shares will be added to the aggregate pool of escrowed shares for their periodic distribution to the Theralase shareholders as described herein.

Pursuant to the said Agreement, Twenty-five (25%) percent of the escrowed Company shares will be distributed on a pro rata basis to the Theralase shareholders one (1) year following the Acceptance Date of the Theralase FDA filling, and thereafter, Six and one-quarter (6.25%) percent of the original, and subsequent, aggregate of escrowed Company shares at the end of each quarterly period thereafter. All additional Company shares that are subsequently issued to the Theralase shareholders under the Agreement shall be added to the aggregate pool of escrowed shares for their periodic distribution as described herein.

On July 5, 2004 the Company incorporated a wholly-owned subsidiary, Theralase Biotech Inc. (TBI), organized under the laws of Delaware, U.S.A., for the purpose of entering into a License Agreement with a U.S. land grant university covering the technology collaboration between the parties. The said Agreement covers the application of proprietary Theralase laser-operated photo-dynamic therapy (PDT) with the university's proprietary photo-sensitive mixed-metal complexes which are employed as agents to target tumourous cancers with PDT. TBI had no activity in 2004.

3. SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying financial statements, prepared in accordance with Canadian generally accepted accounting principles, are stated in Canadian dollars and include the accounts of the Company, and its 65% proportionate interest in the Tambao project in Burkina Faso (Note 4) and its 100% interest in Theralase Inc. and Theralase Biotech Inc.

Revenue recognition

Revenue from sale of products is recognized when title passes to its customers.

Translation of foreign currencies

Monetary assets and monetary liabilities are translated into Canadian dollars at the rate in effect at the balance sheet date. Other assets and liabilities have been translated at the exchange rate in effect at the date of the transaction.

Inventory

Inventory is valued at the lower of cost and net realizable value.

Property, plant and equipment

Property, plant and equipment are recorded at cost. Amortization of property, plant and equipment other than leasehold improvements is provided on the declining balance basic using the following annual rates.

Computer equipment	30%
Furniture and fixtures	20%
Equipment	25%

Leasehold improvements are amortized on a straight-line basis over the life of the lease.

Intangibles

Intangibles are recorded at cost. Amortization of intangibles is provided of the straight-line basis over the following periods:

Patents	17 years
Trademarks	10-15 years
Research and development	10 years
Federal Drug Administration ("FDA") study	not amortized

Income taxes

The company uses the asset and liability method to account for income taxes. Consequently, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment.

Interest in and expenditures on mineral properties

Acquisition costs, which include exploration costs on the acquired properties, of mining exploration and development contracts together with direct exploration thereon are deferred in the accounts and will be amortized against income when the properties are brought into commercial production or written-off if the properties are abandoned, or if the amount deferred exceeds the estimated net recoverable amount. Proceeds from the sale of test ore is deducted from interest in mineral properties and deferred exploration expenditures until commercial production commences.

Expenditures related to the Tambao project in Burkina Faso were incurred and recorded in Canadian dollars.

Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect reported assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during reporting periods. Actual results could differ from these estimates.

Environment

The business conducted by the Company may be affected by environmental legislation and possible future changes thereto, the impact of which is not predictable. Consequently, no accrual for potential environmental liabilities including reclamation costs, has been made in these financial statements. To date, no environmental obligations that would have a material effect on the operations of the Company have been identified.

Financial instruments

The Company does not enter into any derivative financial instruments arrangements for hedging or speculative purposes. The Company is exposed to foreign exchange risk through its interest in the Tambao project in Burkina Faso, West Africa, its interest in Theralase Biotech Inc. in Delaware, U. S. A., and through the U. S. dollar component of the amount due to financial institution.

The carrying value of cash, accounts receivable, due to financial institution and accounts payable and due to related party approximate their respective fair values, reflecting their short-term maturities.

4. MINERAL PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES

Pursuant to a Mining Investment Convention ("Convention") dated August 14, 1991, the Company entered into an agreement with the Government of Burkina Faso and completed a definitive feasibility study in July 1992 covering the production, transportation and marketing of manganese ore from a mineral deposit at Tambao, Burkina Faso, West Africa. On commencement of commercial production of manganese ore, the Convention becomes effective for a term of 25 years from such date, extendible for a further period of 10 years in the event that the commercial exploitation of established mineral reserves is continuing at the end of this initial term.

In March 1998, following a decline in the price of manganese ore and an increase in operating costs beyond the Company's control, operations were suspended at the Tambao project and the property was placed under care and maintenance. Expenditures on care and maintenance in 2004 were $1,566 (2003 - $1,507).

The commercial valuation of the mineral property has been adversely impacted by continued low manganese ore commodity prices and high fuel oil prices affecting operating and transportation costs, thereby delaying profitable commercial mining of the Tambao manganese ore deposit.

5. CAPITAL ASSETS

	2004			2003
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
	$	$	$	$
Office furniture	45,732	21,203	24,529	20,496
Equipment	36,381	25,482	10,899	14,097
Computer equipment	45,507	26,594	18,913	9,237
Leasehold improvements	2,200	378	1,822	-
	129,820	73,657	56,163	43,830

6. BANK LOAN

The bank loan is a revolving line of credit with the Royal Bank repayable on demand and bearing interest at the bank's prime interest rate plus 2%. It is secured by a general security agreement registered against certain production equipment.

7. RELATED PARTY TRANSACTIONS

Included in accounts payable at December 31, 2004 was the amount of $6,000 (2003 - $1,605) payable to Secorp Limited, a corporation controlled by a director and officer of the Company, for accounting, administrative and secretarial services rendered.

Related Party Transactions

Included in accounts payable at December 31, 2004 was the amount of $1,500 (2003 - $0) for director's fees. The Company paid $68,392 in fees and salaries for services provided to the Company.

8. SHARE CAPITAL

	Number of Common Shares Issued		Stated Capital	
	2004	2003	2004 $	2003 $
Beginning of year	25,822,271	20,657,817	3,406,313	3,044,801
To be issued		5,164,454		361,512
Issued during the year	2,100,000	-	595,000	-
End of year	27,922,271	25,822,271	4,001,313	3,406,313

The authorized share capital of the Company consists of an unlimited number of common shares.

Basic earnings (loss) per share has been calculated based on the weighted average number of common shares outstanding during the year of 27,359,976 (2003 – 21,088,188).

9. INCOME TAXES

As at December 31, 2004, the Company had temporary differences comprised of resource properties of approximately $1,238,000 (2003 - $2,074,000), non-capital losses of approximately $1,394,000 (2003 - $1,284,000) and capital losses of $1,067,000 (2003 - $1,067,000) which would result in a future tax asset. No benefit has been recognized with respect to these temporary differences.

The Company has available non-capital losses of approximately $1,394,000 that may be carried forward to apply against future Canadian income for tax purposes. These losses will expire as follows:

	$
2005	445,000
2006	103,000
2007	487,000
2008	21,000
2009	145,000
2010	46,000
2011	147,000
	1,394,000

10. FUTURE INCOME TAXES

Future tax assets:		
Property, plant and equipment	$	128,100
Patents and trademarks		7,300
Total gross future tax assets		135,400
Future tax liabilities:		
Research and development		60,900
FDA study		14,100
Total gross tax liability		75,000
Future tax assets before valuation allowance		60,400
Valuation allowance		(60,400)
Future income tax assets	$	-